June 6, 2025

Wah Fu
Chief Executive Officer
International Endeavors Corp
Unit 2, Level 6
Westin Centre
26 Hung To Road
Kwun Tong, Hong Kong

       Re: International Endeavors Corp
           Registration Statement on Form 10-12G
           Filed May 30, 2025
           File No. 000-55649
Dear Wah Fu:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, you have not included audited financial statements of International Endeavors Corporation in accordance with Article 8 of Regulation S-X, as required by Item 13 of Form 10.

        This registration statement will become effective on July 30. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jenny Chen-Drake